Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement No. 333-127153 on Form S-8 of Freescale Semiconductor, Inc. of our report dated October 31, 2005, with respect to the statement of net assets available for benefits of the Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the period from the date of inception, December 2, 2004, through December 31, 2004, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan.

/s/ KPMG LLP

Austin, Texas

November 7, 2005